ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

File No. 82-3827

PTTEP No. 1.810/085/2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611



March 20, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

03 APR -3 AM 7:21

Dear Sir,

Subject: Interest Rate of Baht 2,500 Million Debenture
Reference: Letter PTTEP No. 1.810/072/2003 dated March 10, 2003

PTT Exploration and Production Public Company Limited wishes to announce that the Company has fixed the interest rate at 4.625% per annum for its Baht 2,500 million-unsecured and unsubordinated debenture with a 15-year tenor through private placement. The subscription period is on 21 and 24-26 March 2003.

Yours sincerely,



Chitrapongse Kwangsukstith
President

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

